Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: February 24, 2016

Below is the transcript of the luncheon keynote conversation among Brent Saunders, President and Chief Executive Officer of Allergan, and RBC Capital Markets Analysts Marc Harris and Randall Stanicky at the RBC Healthcare Conference on February 23, 2016.

C O R P O R A T E    P A R T I C I P A N T S

Brent Saunders Allergan plc - President & CEO

C O N F E R E N C E    C A L L    P A R T I C I P A N T S

Marc Harris RBC Capital Markets - Analyst

Randall Stanicky RBC Capital Markets - Analyst

P R E S E N T A T I O N

Marc Harris - RBC Capital Markets - Analyst

Welcome, everybody, to RBC Capital Markets Healthcare Conference. For those of you I don’t know, I’m Marc Harris; I’m the head of global research.

And on behalf of our entire research team, as well as my partners in investment banking, including Rob Steininger, our head of investment banking, who is sitting here in the front -- Rob, raise your hand for me. Rob Steininger, my partner who is running investment banking. Thank you very, very much; we’re incredibly pleased to have you here today.

It would be an understatement to obviously say that healthcare for the past year has really been a pretty challenging period. Obviously we’ve had a lot going on in healthcare, and even for this year -- it’s not even the end of February and it feels like we’ve been through what’s been a year’s worth of events and drama and volatility. Yet the outlook remains robust, despite the policy noise and technical pressures that are continuing to pervade the landscape that we are in.

Investor and corporate attendance here at our conference, just to give you a bit of a sense at our event, speaks volumes about where the asset managers see value. With over 1,000 attendees at our conference this year across eight tracks and two days, I think it gives you a sense of that.

By the end of Thursday we’re going to have to hosted close to 2,500 different investor one-on-one meetings and our attendance will actually be up about 10% year on year for this event. I think that tells you everything you need to know about the amount of investor interest there is in this space. Clouds are definitely overhanging on the landscape, but there’s few secular opportunities more compelling or necessary, as we all recognize, than healthcare.

Again, thank you for supporting RBC Capital Markets. Thank you for attending our conference. And with that I’m going to turn over the mic to my friend and colleague, Randall Stanicky, our head of specialty pharma research to introduce our keynote in conversation.

Randall Stanicky - RBC Capital Markets - Analyst

Thanks, Marc. I just want to -- first of all, I want to thank Brent Saunders and the Allergan team for being here. This is -- I think it’s really important; there is so much going on in healthcare and specifically going on with Allergan, with Pfizer. You guys driving a ton of change.

I told Brent that I was going to give him the longest intro ever. It’s not going to be the longest ever, but I do want to just do one thing. I want to -- for everybody in the room who might not be familiar with what has happened the last three years, I want to frame it before we start talking big picture.

Just going back less than three years ago, May 2013, you sold Bausch & Lomb to Valeant for $8.7 billion after being just CEO for a couple of years. And that was less than three years ago.

If we go back to October 2013, you were named CEO of Forest. Just to be clear, five months later you announced the sale of Forest to Actavis for $25 billion. It took you nine months to do your next deal as CEO of Actavis; it’s getting a little bit longer. You sold or you combined Actavis with Allergan and then one year later, November 2015, you announced the combination with Pfizer to create one of the biggest companies in the healthcare space.

Brent Saunders - Allergan plc - President & CEO

I think we did a deal in generic somewhere in the middle there, too.

Randall Stanicky - RBC Capital Markets - Analyst

Somewhere in the middle and there’s a lot of stuff I’m sure we don’t know about that we probably won’t get into. You have been labeled a turnaround artist. You have been labeled pharma’s go-to CEO. This one needs context, but Wall Street’s drug dealer, (laughter) as CEO of a pharmaceutical company.

Brent Saunders - Allergan plc - President & CEO

Just to be fair, my mother didn’t like that one.

Randall Stanicky - RBC Capital Markets - Analyst

Not surprised. The $300 billion deal maker, and then my favorite, the Pfizergan Man. So a lot has gone on; you’ve been at the center of that, so I think today is great that we can talk about a couple of things.

I want to talk about big picture: where the healthcare industry is going, some of the changes. Talk about changes in the pharma industry and then we want to hit on Allergan and Pfizer, and there’s certainly some important questions coming out of yesterday off of very robust numbers that you guys put out.

So I think that maybe makes the most sense is just to ask you a general question and we will save time at the end if anybody has any other questions as well. But I guess, Brent, stepping back just to kick it off, what would you say, from your perspective, are the biggest challenges in the healthcare system as you are thinking about it today?

Brent Saunders - Allergan plc - President & CEO

I am going to look at this probably more as a US issue right now. I think the challenge that we face in our sector of healthcare is purely due to reputation. I was talking about this on TV last night just a little bit, but we are -- the pharmaceutical, biopharmaceutical industry is about 10% of the total healthcare spend in the United States and we offer, I think, a disproportionate positive value equation into the healthcare system. Yet we are picked by politicians routinely as their number one enemy. In fact, I think in some of the early debates we were picked before ISIS as an enemy that they are most proud of.

We laugh about it, but it really is a sad state of affairs. When you look at the people who work in this industry more broadly, most people work in this industry because they want to work in good companies and do good things for people. And when you dig into the vast majority of the missions and purposes of the companies are obviously, first and foremost, to create shareholder value, but very close second is to have a profound positive impact on people’s lives.

So I think the industry, historically, has done a really lousy job of explaining the value equation that we bring and we have been instead defined by the acts of a few, both big and small companies, but basically shots in the foot. And it goes all the way back to sales reps giving out dinners or pens or whatever to -- more specific egregious things in pricing or some of the things of late with some of the headline issues that have given fodder to the politicians.

But we can never get the story around -- even Gilead went out and made a huge bet, took a huge risk to cure a disease that had a really difficult course of treatment prior to that with mixed results. And yet we were at JPMorgan in San Francisco and people were picketing outside the hotel against Gilead, and yet they made -- they had the capability to make a, what was it, $12 billion bet to cure a disease. They could’ve been wrong.

They priced it, I think, appropriately and as the market, free market worked and competitors came in the prices continue to drop. That’s the free market working the way it should work, but yet that has turned into a real negative.

So what incentives -- the whole world works on incentives. What incentives are we putting in place to make society better, if we come up with cures and we try to figure out the right economic model to incentivize coming up with cures and we get vilified for doing it. Or politicians want to punish us for doing it or attorneys general in states want to make them basically break the patents or make the drugs free.

It really has become a toxic environment and the fear that I have of that happening -- again, we are talking big picture here -- is that it stifles the quest to cure disease and rather go back to what’s easy where we have an economic model that we know works, which is just to come up with treatments. And that’s not good long term.

Randall Stanicky - RBC Capital Markets - Analyst

I promised I wouldn’t bring Donald Trump into this, but I was literally channeling around last night and on a popular cable news network, he was on TV talking about Pfizer and Allergan, but also talking about bidding out pharmaceutical prices as an opportunity to save hundreds of billions of dollars.

And so I think that kind of leads us back to the pricing debate that as you know; it has been around for 15 years or even longer, [we’ve] gone back to the negotiated drug pricing. But from where you sit is that a real risk over time or do you think this is another one of those headfakes things where it ultimately ends up fading?

Brent Saunders - Allergan plc - President & CEO

I think it’s -- I strongly believe that it is an issue that we have to take seriously, that we have to monitor, that we have to watch. I don’t want to sound dismissive of the issue, but I don’t think it is a practical solution; nor is it something that I think we should get too worried about over the short term, the next few years.

I think it would require an entire change in the political structure for something like that to actually happen. The issue is, if you try to essentially have a government takeover of the pharmaceutical business, again being 10% of the overall system, does that mean you get rid of health insurers and PBMs? Does that mean that hospitals and physicians and nursing homes -- where does that end? And so do we go to completely socialized medicine?

I think that is the debate that should be appropriately had. I don’t think any of us in this room think that’s happening in the short term. Should we worry about going to a European-style healthcare system long term? Probably. I think 10, 15, 20 years from now that may be where we wind up.

Randall Stanicky - RBC Capital Markets - Analyst

There was a large PBM on its earnings call in the past week or two talking about bold actions and using that phrase a couple of times, which clearly is an internal phrase. Have you seen any meaningful changes coming out of the payors that leads you to have any concerns or expect any changes on the horizon?

Brent Saunders - Allergan plc - President & CEO

No, none. For us, it has been business as usual with the payors. We have had a deep customer orientation with respect to how we work with payors. It goes back to our Forest roots, where our brand business really got its roots.

We have never been aggressive price takers. We, in fact, have been criticized or I have been criticized and I think Bill Meury, who’s here, has been criticized in forums like this in the past for not taking more price. And we have always explained that this is a customer long-term relationship and to the extent you poke them in the eye over and over again, they are going to poke back.

You wouldn’t do that with any customer regardless of whether it’s a PBM or a hospital or a physician buying group or an individual physician. You just don’t treat customers that way. There has to be mutual respect and planning, and so we price our drugs appropriately.

We look to take price increases as we believe we can, but we have never done it in a significant way because our products don’t lend themselves to that in large part. But also our business model and our philosophy doesn’t lend itself to that.

That being said, I think we’ve done a good job of 2016. We started some of the negotiations for 2017 and I think Bill would characterize it as the environment is not easy. It has never been easy, but it’s not any -- it’s not meaningfully different than it was a year ago.

And this idea that you can just take price increases as you see fit is really not true. There are anomalies and there are companies that have figured out how to exploit that system, but the reality is every price increase comes with a reaction. They are highly negotiated and the system does, for the most part, work. There are, again, anomalies to it, but it does work.

Randall Stanicky - RBC Capital Markets - Analyst

You and Bill, you guys were clear on the call, your earnings call yesterday, that you are not seeing any real change at all in the pricing environment so, for this year at least, it’s business as usual.

Some of your peers have talked about outcomes-based pricing. Obviously when you think about very expensive cancer drugs, layering them on top of each other in combo therapies can be expensive. Where do you guys stand with respect to some of the new pricing paradigms?

Brent Saunders - Allergan plc - President & CEO

I think you’re going to have to do that, particularly as we look at new paradigms in places like oncology where you’re going to have combination or triple combination. You can’t expect someone to get cancer and then go bankrupt trying to treat it.

It’s a solution that has to come from both the insurers and the people who manage and spread risk. Same as you would have if your house burned down or you got in a car accident; catastrophic events should be insured and risked against. But by that same token, as we get into significant combination therapy for cancer and/or diseases like cancer, the industry is going to have to be really focused on the benefit they provide and the outcomes.

Randall Stanicky - RBC Capital Markets - Analyst

Something you said in an interview a couple months ago struck me, because I sit on the board of a nonprofit and one of the things that concerns me is drawing in venture capital and investment capital to go after some of these orphan diseases in terms of what we are overseeing on the nonprofit side. One of the things I heard you say was something to the effect of the concern or potential impact on innovation with some of these smaller VCs.

That has clearly been part of your R&D focus and you’ve said it several times that there are a lot of smart people out there creating things and that the source of pipeline for you. Is that a concern that you think the market should be concerned about; perhaps maybe not today, but as we think about the next couple years?

Brent Saunders - Allergan plc - President & CEO

I think it is something we have to keep a watchful eye on. I wouldn’t say we are panicked about it or overly concerned, but it’s starting to become a worry in that with the rhetoric as it is, the stock market reacting the way it has to the rhetoric, if you are a venture capitalist who has have to think in 10-, 15-year horizons, whether you put your money in drug development opportunities is becoming a harder decision.

And right now we have such a robust community of innovation, because the last several years have been relatively quiet and venture capitalists have been I think more comfortable investing in ideas that are pretty far away, that has led to opportunities for us to go out and buy things like rapastinel or Oculeve or things of that nature.

I worry that if it keeps going the way it is going that that will be a harder decision for the venture community to do in drug development. They will go into other areas of healthcare. They will go into devices. They will do other things, but they won’t stay in the innovation side of drugs.

And that, whether you like it in open science or you believe in discovery, the fact remains the majority of innovations come from small venture-backed companies, academic spin outs, and the like. And so if that community dries up, that’s not a good sign for innovation.

Randall Stanicky - RBC Capital Markets - Analyst

That’s a great segue to the business model and the future business model. Using your words, big pharma went from comprising 62% of revenue in 1988 to 22% of revenue in 2013; with a lot of that heavy investment, it’s unproductive R&D. So that has obviously been a problem that I think everybody in this room fully appreciates and understands.

If somebody was to say to you, you’re about to become part of that 22%, how do you stay productive and how does that model start to change?

Brent Saunders - Allergan plc - President & CEO

Well, I think Ian Read has already started to really look at how to make the Pfizer labs more productive. Michael Dalston I think has also -- I had dinner with him last night -- but I think is very committed to making sure that that spend is more productive. Look, I think at the end of the day it’s about picking the areas, both therapeutically and scientifically, that you think you can win in. You can’t do everything.

And I think the new Pfizer is going to be very much committed to discovery and to science, but there will be some therapeutic areas where they will also deploy in open science and there is going to be somewhere it’s going to be mixed. And it’s not an either/or, it’s an and. I think that’s the right way to think about it and that creates a healthy tension inside the organization to make sure that it’s being thoughtful about how it spends its money.

At the end of the day, we have to answer to all of you. You own the Company and to the extent we haven’t been running it well or investing the money wisely, I know most of you will let us know. It’s not a bashful group.

Randall Stanicky - RBC Capital Markets - Analyst

You can argue that Pfizer has already made that transition to some extent from the traditional R&D model to --

Brent Saunders - Allergan plc - President & CEO

They have.

Randall Stanicky - RBC Capital Markets - Analyst

-- tapping external sources for growth. So I guess if somebody was to say, Brent, you are coming into this organization, you are bringing in some DNA from Allergan -- which, as we just walked through in the intro, has a lot of history with a lot of different companies that you have managed -- how does --? When I take the Allergan side and the Pfizer side, how does that change? You are going to be watching over the operations of the entire company.

Brent Saunders - Allergan plc - President & CEO

Look, I think I’m going to learn a lot from them and hopefully they will learn a few things from me. Our first -- it’s early days of the pre-integration, but the first mandate that we have, and Ian Read and I are completely in lockstep on this, is to create a commercial organization that is clear, that is simple, that maintains agility, and that allows us to focus on our customers and executing in the field. And so we have been working a lot over the last couple weeks, and we will for the next few more weeks, coming up with a structure, working with Bill Meury and Albert and John Young that really accomplishes those goals.

I think that is going to be the first thing that people will say that says, all right, I get it; this is going to be a much simpler focused effort in the commercial organization. Once you have that, then you can move on to R&D and then functions and all the other stuff. But if you lose sales during an integration, it starts the death spiral because then you have to cut more from the other things -- because everything else is a cost center. And so that’s really where we have to put our focus first.

Randall Stanicky - RBC Capital Markets - Analyst

We take the basic science and then the later stage, which you have been very good at, in identifying assets, bringing them in to Allergan, and launching them. Viberzi is a great example. We talked about that yesterday.

Does pharma -- specifically Pfizer and Allergan, but does the industry need to start taking more risk in moving towards earlier stage targets, which is something that Allergan traditionally hasn’t done?

Brent Saunders - Allergan plc - President & CEO

I think the answer is it depends. You don’t want to take -- we are not professional gamblers, so I don’t view our job as trying to take significant risk. We have precious resources. We have lots of choices of where to invest our resources and so you really don’t want to take any kind of extraordinary risk.

The flip side of that is you play to win, right? We are in this business to come up with treatments and cures and improve people’s lives and have the best shareholder return versus our peer group or better than the market.

And so I think -- what I always think about when we take risk, because everything has got some risk in that, is why are we positioned to take that risk? Why do we feel comfortable with that risk? On eluxadoline is it because David Nicholson has a strategy that we think is going to work with the FDA and get the drug approved? Does Bill Meury have a commercial organization that can go out and reach the sales numbers?

Do you have a science capability that allows you to understand that early science risk better than anybody else? If you believe that, then you can start to get comfortable with whether or not you should take that risk. But if you are just one of 10 folks trying to throw something against the wall to see if it sticks because everybody else is doing it, I think that’s unacceptable.

Randall Stanicky - RBC Capital Markets - Analyst

You are bringing seven therapeutic areas that you focus on Allergan and you are merging those, literally merging those with the Pfizer business. As you and Ian and the rest of the team look at therapeutic landscape map, if you will, what are the three or four most interesting growthy areas that you guys are most excited about?

Brent Saunders - Allergan plc - President & CEO

I’m not sure I can speak for Ian, because I think we probably have some of the same thoughts, but maybe there are a few different. Look, I think when you look at the Pfizer -- standalone Pfizer Allergan, there’s no question in my mind we have to win in oncology. We have to move from, I don’t know the exact rankings, whether we are fourth or fifth today, to top two. We have to do that over the next few to several years; that has to happen to win.

I think we have an opportunity to be number one in eye care or a strong number two. I think we can move into number one. We have to maintain our leadership in vaccines. We have to maintain our leadership in medical aesthetics and dermatology.

I think when you look at general medicine, like GI and areas like cardiovascular, there I think we can debate. I think we have a great portfolio, we have a good pipeline; they do as well. And so we’re going to be leaders, but it’s not a have-to-win area.

We have to decide what we want to do with rare disease. I think we have lots of the ingredients there, but are we all-in there and can we get to number one? And I think that’s how I look at it.

Randall Stanicky - RBC Capital Markets - Analyst

You’ve talked about taking the innovative business, combining the growthier parts of the businesses and putting other assets into an established business footprint. And again, we can talk about timing of potential spin and it’s been debated a lot. We all know the messages around 2018; perhaps it comes earlier, perhaps it doesn’t.

But as we are looking at the combined entity as potentially two companies again, should we be thinking about the combined entity as three companies or four companies?

Brent Saunders - Allergan plc - President & CEO

No, I think the best way to think about it is one company. I think from there --.

Randall Stanicky - RBC Capital Markets - Analyst

I’m like three years ahead of myself.

Brent Saunders - Allergan plc - President & CEO

Yes. But perhaps, at best, if you wanted to start to parse it, I would say two companies: the innovative business and what today is called the established business, which is probably not a great characterization of what that business will become.

But, yes, I think, at best, that’s the way. I think about it as one company and how do we build from it in 2018 if that decision is made. And I think Ian does a nice job of giving the criteria for that decision. Then I think I would start thinking about it separately at that point.

Randall Stanicky - RBC Capital Markets - Analyst

If somebody just very simply sat back and said we understand big pharma of several years ago, clearly the landscape in the industry has changed. A lot of the big pharma companies and that midcap pharma and biotech, the lines are -- no question, they are blurring and it’s really hard to compare two companies today like we could five or 10 years ago.

If somebody was to ask you how is Pfizer and Allergan, the newco company, how is it positioned differently than its larger peers in a very simple way what would you say?

Brent Saunders - Allergan plc - President & CEO

Well, I guess it would be a little aspirational because it’s not one company yet, but I think it would really be about leadership and opportunity. My hope is what we create in this combined company -- and we have lots of the pieces to do it and a lot of the opportunity to do it -- is a company that really is the leader in every area in which it competes, that has a deep commitment to innovation and bringing new treatments forward, and therefore, growth.

And so to have a company this size that is focused on growth, I think is really -- distinguishes it from any of its peers.

Randall Stanicky - RBC Capital Markets - Analyst

Then when we think about the leaner growth model, one of the things that people have said is, well, Pfizer has already cut down on a lot of spend; it’s fairly lean. And Allergan, you have been through so many rounds of synergy cuts. Both companies are already lean coming in.

How do you think about the difference in cost structure or investment? I’m also thinking about R&D, because there is an investment level. There is also a business development level. How do you balance that type of infrastructure spend?

Brent Saunders - Allergan plc - President & CEO

It’s hard to look at cost-cutting that way. You almost want to do it, and trying to figure out if it’s right for cost-cutting, very selectively and intelligently. So a lot of times what I have learned from doing a lot of deals is there are a lot of companies that just say, all right, we’re going to take 20% of the cost base out because of this deal and then they just apply a 20% cut across the board.

Well, that’s the easiest way to do it. It’s also the way that most likely leads to failure, because for example, in our business as we are thinking about the synergies in the Pfizer Allergan, clearly the message I have given the team is there are going to be disproportionate areas.

There are areas of growth where we may not even have synergies. We may increase cost because we are going to increase investment. And there’s going to be areas of low growth where they are going to have to over achieve synergies to compensate for the areas of no growth. And so we try to do it very selectively and thoughtfully and it’s not just across the board.

There are areas in Allergan that standalone that still need more investment. We just made a big investment in expanding our medical aesthetics field force, for example. We have looked at expanding ophthalmology or eye care capabilities around the world as well. And we’re going to continue to do things like that.

In the Pfizer world those things still hold true and the same thing may be true a Pfizer, but there may be opportunities in Allergan which we just don’t need any more. Those capabilities aren’t that important. They may be nice to have, but not necessary to have, and the same may be true in Pfizer. We have to find those and cut those.

That’s why doing them is such hard work. It’s not just you send out the edict: everybody cut 10%, 20% of your budget and we will get the synergies. I think that’s generally a way you do it and you lose the business.

Randall Stanicky - RBC Capital Markets - Analyst

One of the things that I asked you on the third-quarter call was about international. That was something -- clearly, you had a US focus but with an international aspiration at Allergan, I would characterize. The idea or the message was we want to get there but in a measured, bolt-on type of way.

Well, now you are about to combine with this infrastructure that brings this global platform. And so one of the things that I think some investors are trying to think thoughtfully around is what does that mean with the existing Allergan footprint as you expand it into some of these other regions?

Brent Saunders - Allergan plc - President & CEO

I think it’s what we call revenue synergy or growth, depending on how you want to classify it. But I think that is going to be one of the largest revenue opportunities for the new combined company is appropriately taking that business, both around the world and/or upgrading our capabilities around the world. I think that in a year or two -- it’s not going to be overnight, but in the year to that is going to be a meaningful growth opportunity for the combined companies.

Randall Stanicky - RBC Capital Markets - Analyst

What regions are most interesting to you?

Brent Saunders - Allergan plc - President & CEO

Well, I think there’s opportunities everywhere around the world, but clearly Asia is a big opportunity. Japan, for example, is not a big market for us at Allergan. The second-largest pharmaceutical market in the world so you would naturally think that that could be a big opportunity.

Pfizer is very strong in China. We have the makings of a business in China. We have some really good product approvals, but we need to do more there.

But even if you go into a Germany or France or Italy, where we do well; and we have had really strong growth this quarter, if you look at the numbers in our international business, but we could do more. The word I used yesterday on the call is opportunity. It’s about -- there’s so many opportunities it’s about, with the early days of this integration, picking the best ones to go after so we don’t overwhelm the system.

Randall Stanicky - RBC Capital Markets - Analyst

And that’s a good point. You’ve clearly done a lot of background work. You’ve announced the corporate leadership team.

So if someone was to step back and say, well, you announced this deal back -- it’s still hasn’t been that long. Clearly there’s been some thoughts about this transaction, but going back to November when it was announced, you’ve done a lot since then. What have been the biggest surprises from either side?

Brent Saunders - Allergan plc - President & CEO

From what I’ve learned at Pfizer?

Randall Stanicky - RBC Capital Markets - Analyst

Yes, as you’ve gotten to know the Pfizer assets. You do a certain amount of diligence, and actually you guys did a lot of diligence, especially on the tax side. But what has been the biggest surprise so far?

Brent Saunders - Allergan plc - President & CEO

You know, I probably have been surprised at the depth of talent inside of Pfizer. I always knew their senior people and I knew they were pretty good across the board. But as we dig deeper around the world, the strength of their talent base is impressive.

I think their commitment to their business is incredibly strong. They are very loyal to their company and that’s a good thing.

There’s been no negatives. We haven’t run into anything on the negative side yet. Maybe we will; it’s a big company, lots of things happen, but it has all been positive so far.

Randall Stanicky - RBC Capital Markets - Analyst

One of the things that we talked about yesterday, just to get granular for a second, was the 25% spending SG&A at Allergan, which was going to go to 21% to 24%. But I have to tell you for the last 24 hours this is the number one question I’ve gotten out of the earnings report, so I’m going to sneak this one in and deal with it here.

Obviously you are going to spend more, but at the same time it makes sense that you are not going to pursue a big restructuring into a deal closing, which could be -- certainly expected to be second half and it could be early second half. How do you think about that in the context of the $2 billion synergy now that you’ve (inaudible) there?

Brent Saunders - Allergan plc - President & CEO

I think it’s not really all that meaningful. I think you have to keep in mind that the ratio has both a numerator and denominator.

And a couple things happening in 2016. One, we were spending behind a lot of new product launches. The number I think that many people have in mind for the lower end of that ratio was not in 2016, it was in 2017 and beyond.

The second thing, sales were going to go up, so you solve part of the problem by increased sales. Pfizer was aware of the plan. It really doesn’t impact the $2 billion and, by the way, the $2 billion was $2 billion-plus. I think you heard Frank D’Amelio always say, and I strongly concur, that if we think we can get more we will and we will be open about it.

We had to put a number out. We did a lot of work around diligence in the pipeline, in the commercial opportunities, the tax, the balance sheets, the liabilities. We built a very strong synergy plan, but during the course of pre-integration and integration, you learn more. We think there could be more opportunity, but we will announce it if we find it.

Randall Stanicky - RBC Capital Markets - Analyst

Another thing that you said yesterday on the call was that you are going to continue to pursue business development. And you have, to be clear. You’ve been doing some smaller deals.

How do you think about the M&A environment right now with equity prices having come down, a lot of assets out there? Obviously you have -- and this is kind of the elephant in the room that people understand, but don’t talk about. You have $29 billion in net proceeds from the sale of Teva coming in probably in early -- well, certainly April probably at the latest. You are going to pay down $8 billion in debt out of that, but that leaves a pretty big chunk of money on the balance sheet that gives you some flexibility.

Brent Saunders - Allergan plc - President & CEO

It does and, look, I think regardless of that we have -- the structure of our contract and/or our relationship with Pfizer is such that everybody is on the same page in terms of wanting to build the business. That includes R&D assets, our intellectual property, and marketed products. So we haven’t slowed down looking at anything.

If there is an opportunity cost to this deal it’s transformational M&A and we couldn’t have done that, let’s say, till March-April anyway till we had the proceeds. And we hope this deal closes in the second half. We gave up a couple months of opportunity there; it’s not the end of the world.

I think the flipside is the environment is looking more interesting. And so as prices come down, as particularly some of the more -- companies without revenues or things of that nature, it certainly becomes more interesting. But I was saying this to a group earlier today, it has to sustain itself.

If we were -- I think at one point we were trading at like [$2.40]. If someone said to me we’re going to give you a 20% premium off [$2.40], our shareholders in this room would have shot me, right? No one is selling their company based on two months of weakness.

They’re going to want 90-day VWAPs, 180-day VWAPs. They’re going to look at a variety of things, so it has to -- it becomes a more interesting buyer’s market but it has to go for a few more months to make that a reality.

Randall Stanicky - RBC Capital Markets - Analyst

If Pfizer and Allergan is still going to be an acquirer of choice -- those are my words, but a buyer of assets -- and asset prices continue to remain where they are, I guess a two-part question. Where are you seeing the most interesting assets, in what therapeutic areas? Number one.

Then as you are looking at the overlap, the combined franchise, so Pfizer Allergan, where do you see the most needs?

Brent Saunders - Allergan plc - President & CEO

Look, I think, as Allergan, we have found really I think interesting assets in CNS. I look to oral CGRP; I look at rapastinel and all the series of compounds that sit behind them. I think we got really good economics on those deals.

I think the science has a ways to go still. We have to prove the products out, but we are optimistic; are feeling encouraged around those things.

I think we saw some great opportunities in eye care, whether it be Oculeve, Mimetogen, or [XEN stent MIGS]. Aesthetics, I think KYTHERA will turn out to be a platform technology for us, a pipeline and a product, and will be around for a long time. So I think we have -- in every era we can find opportunity and so it’s hard to pick. It’s like trying to pick your favorite child.

I think in Pfizer it’s the same thing. They’ve done a really nice job in oncology licensing in or buying technologies or intellectual property. They have done a nice job in rare disease and they have some really great opportunities across the portfolio.

So it’s hard to do it, but if you step back and go back to where I started from, there are some areas where we have to win. We have to win in vaccines. We have to win in oncology. We have to win in ophthalmology. We have to win in aesthetics, because either we are number one today or we have to become number one to realize our potential.

Randall Stanicky - RBC Capital Markets - Analyst

I have one more question and then we have about 10 or 15 minutes for questions, if anybody has one, so just raise your hand and we will get you a microphone.

But one of the questions that I think a lot of us have struggled; I think you guys have struggled with for the last couple months is the fact that you have had a spread on the deal of close to 20%. It’s probably one of the number one questions you get in most of your meetings, but what -- if I was to step back, what do you think the market is saying?

Brent Saunders - Allergan plc - President & CEO

Well, I was just talking about it this morning. There is a whole, I don’t know, for lack of a better word, cottage industry that has been built around speculating on what Congress or the Treasury will do with respect to this deal. And no offense to anybody, but everybody has their tax expert who’s going to hold a call that’s going to come up with this great insight into what’s going to happen and that has not been helpful for the market.

I don’t spend a lot of time worrying about it. It’s baffling to me in some regards, but it doesn’t -- because not one expert on any of these calls, whether it be an outside lawyer, tax expert, or the like, has any actual concrete news. They are just speculating. There’s not one piece of actual real data or any kind of insight that’s real.

It’s just some individual’s speculation of what’s going to happen and yet every time it happens we get or Lisa DeFrancesco gets 100 calls and you guys probably get hundreds of calls and spend a lot of time thinking about it. But it’s not based on anything and that’s why it’s baffling.

If Secretary Lew gave a speech last week and said we are going to propose a new regulation to do XYZ, I get it. We should have those calls and speculate what it is he’s going to do. But every -- there’s two avenues to intervene in this deal. One is Congress, and I think the political environment is incredibly challenged right now and has become more challenged because of the Supreme Court situation. And so I’m not -- it doesn’t appear that something will come through Congress, or that seems highly unlikely given the challenging environment.

The other is could Treasury do something? Well, Treasury has done something twice. I was joking this morning; it’s not like Secretary Lew said, all right, here are the three buckets of things we can do to stop inversions, let’s release them like three months apart. That didn’t happen. They really made a concerted effort to get it all in the first one and then did a cleanup in the second.

Is there a third cleanup? It seems not impossible, but it seems a little far-fetched to speculate around. They are trying to promulgate the regulations around the first notice. I think that is occupying a lot of really smart people’s time and so they’ve got a lot of work to do behind the two they have already put out there.

And so trying to speculate what is in the third cleanup thing is -- no one even knows if a third one is coming. There’s no mandate for third one. There’s no real evidence that they are even contemplating a third one, but there’s a lot of speculation.

Randall Stanicky - RBC Capital Markets - Analyst

Do we have any questions from the audience? If not, I’m going to ask one more.

One of the things that I think a lot of us have been looking for is at what point -- and don’t take this the wrong way, but at what point --? We talked about this in the third-quarter call, too. At what point do the strong Allergan, legacy Allergan revenue trends stopped growing as well as they are?

That hasn’t happened and so two-part question. How comfortable are you? Obviously you put out a guidance for double-digit branded growth yesterday, so how confident are you with that outlook in the current environment?

Secondly, and this is important, as we look at the current environment, Allergan in a way used to be a marker of economic sensitivity in the cash pay business. That’s about 20% of your business today and we didn’t hear anything on the call yesterday that would suggest that that business is slowing down.

Brent Saunders - Allergan plc - President & CEO

We are very confident in our ability to see the business. So far, I think we have got a pretty good track record of performance. We had that performance despite lots of other activities happening inside the Company: integrations, divestitures, and the like.

And that’s because we keep focused on the most important thing, which is the customer, and we try to protect the customer-facing organization from all the noise of these divestitures and integrations. I think Bill and Philippe and Paul Navarre have done a really nice job leading those organizations and keeping everybody focused.

We gave guidance yesterday and I think we obviously wouldn’t have done unless we had a conviction around that guidance. The legacy Allergan businesses I think are not only performing well, but I think we’re positioning them for even greater success or sustainable success by investing in the pipeline, whether it be in aesthetics like Kybella or KYTHERA or glaucoma or dry eye or other things like that.

Putting more money behind the salesforces or marketing programs are all part of the way we are managing those businesses. And they proportionally sensitive; they respond and we make those investments, I think, smartly.

I think the other thing we clearly watch is the economy; is there any kind of economic slowdown in the cash pay business? We don’t see it. We really don’t see it and we watch it pretty closely.

Randall Stanicky - RBC Capital Markets - Analyst

Any questions? Stepping back, one of the things that we have seen historically and again, the big pharma model is changing clearly, but we’ve seen big pharma tend to follow itself. As you look at your peers right now, they look different. Do they need to change? Do you see your positioning as sort of the new paradigm in the broader pharmaceutical industry?

Brent Saunders - Allergan plc - President & CEO

I don’t know if can say they need to change. I don’t -- I follow some of the other companies therapeutically, but not corporately, if you will. I look at where they compete with us and how they are doing things. If they have great success in areas where they don’t compete with us, I try to understand those and learn from them. But it’s hard to say that anyone has a monopoly on the best thinking or the best ideas.

I’d like to think that we are well-positioned. Between Allergan leadership and certainly the Pfizer leadership, we have some really smart people. We’re going to put our best model forward and best way of implementing that model forward, but I think it would be a mistake to think that we are the smartest people in the room because then you become complacent.

Randall Stanicky - RBC Capital Markets - Analyst

I want to ask you -- if there’s no questions, I want to finish with one big-picture question that may be kind of broader in nature. But as you look at the health industry, everything single year we sit here, especially early in the year -- we’re in February -- there’s always a surprise. There’s always something.

As you think about 2016, this is obviously a politically charged year. We have an election coming up. We’ve got I think more debates than most of us can handle. We’ve got all sorts of rhetoric on TV. What do you think are the biggest surprises for the healthcare industry in 2016?

Brent Saunders - Allergan plc - President & CEO

I will give you perhaps a couple. One that the Pfizer Allergan deal closes based on the spread.

Randall Stanicky - RBC Capital Markets - Analyst

The spread just narrowed.

Brent Saunders - Allergan plc - President & CEO

Right? Two, that I like R&D, because so many people think I don’t like R&D. I do really like R&D. You need to innovate to sustain growth.

I think there are some good case studies that are going to be developed over the last year or two that show different paths and, hopefully, which one was more successful. I think, whether you do it through open science or through discovery capabilities, you have to innovate and probably the right answer is doing both as Pfizer does today and as I think we will be committed to doing tomorrow.

I think on the more serious side, though, I think the surprise will be in science. I do think there is a profound shift in science that will lead to this industry focusing more on cures and I think it will be accelerated if we can get the incentive structure to support the move towards cures. And I think a lot of that is going to be around gene therapy. And I think you’re going to see gene therapy really move to reality, perhaps in the back half of this year.

Randall Stanicky - RBC Capital Markets - Analyst

That’s great. No questions?

Q U E S T I O N S    A N D    A N S W E R S

Unidentified Audience Member

(inaudible) with Amgen and I know Pfizer has their own efforts in biosimilars. So does this merger change your outlook or does it enhance the opportunity with Amgen? What is going on in that area?

Brent Saunders - Allergan plc - President & CEO

I do think biosimilars are a reality. I think that my view hasn’t really changed and I think it has been informed a lot by running I think one of the world’s largest and best generics companies for the last couple years; is that biosimilars are important. They are going to become a large and meaningful part of the healthcare system, but it’s going to take a little longer to develop than most people I think, or a lot of people think.

The world just doesn’t change that quickly. Perhaps outside the US it will change -- well, it will change more rapidly outside the US, where the systems are very different, but in the US it will take a little bit more time. Because they are similar versus bioequivalent products on the pure generic side of the business, any setback could really be meaningful. If there was a safety issue with a biosimilar that wasn’t observed in the original biologic, that could set all biosimilars back a little bit.

And so we should expect there will be some speed bumps because there always are, as you just mentioned, Randall. But I do think biosimilars are important. I think it will be good because it will help drive cost of healthcare down. It will make access to important medicines more available.

And I think those companies that have leadership positions, like Allergan or Pfizer, are going to be well-positioned to capitalize on that market opportunity. I think that will really, truly develop in the US in the 2020s and beyond.

Randall Stanicky - RBC Capital Markets - Analyst

Should we assume that it’s an established business and not an innovative business?

Brent Saunders - Allergan plc - President & CEO

Well, it is an innovative business because biosimilar development is innovation really at its core. It’s not too dissimilar to original biologic, except you a better shot on goal because you know more. But that being said, in our construct it will go in what I call the established products franchise.

I think our programs and Pfizer’s programs are both good programs and that could be one of the limited areas of overlap that could be reviewed. And so we will have to wait and see what the reaction of the FTC is.

Randall Stanicky - RBC Capital Markets - Analyst

That’s great. Any other questions? With that and on that, Brent, thank you.

Brent Saunders - Allergan plc - President & CEO

Thank you, Randall.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalized terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Allergan and Pfizer on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.